Exhibit 99.18

SolarBank Corporation Closes $6,037,500 Prospectus Offering,
Including Full Exercise of Over-Allotment Option

NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, March 1, 2023 — SolarBank Corporation (the “Company”) is pleased to announce that it has closed its initial public offering (the “Offering”) of common shares of the Company (“Common Shares”) raising aggregate gross proceeds of $6,037,500. The Offering consisted of a total of 8,050,000 Common Shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per Common Share.

The Common Shares were offered on a “commercially reasonable efforts” basis pursuant to an agency agreement between the Company and Research Capital Corporation (the “Agent”) dated February 10, 2023, which has been entered into in connection with the Offering. The Agent received a cash commission of $362,250, a corporate finance fee of $35,000 and reimbursement of its expenses in connection with the Offering. In addition, the Agent received an aggregate of 483,000 agent’s warrants exercisable to purchase the same number of Common Shares of the Company at a price of $0.75 per Common Share for a period of 36months from the date of closing of the Offering. The net proceeds of the Offering are currently intended to be used for company expansion and general corporate purposes, all as further outlined in the final long form prospectus of the Company dated February 10, 2023 (the “Final Prospectus”).

The Company previously obtained a receipt for its Final Prospectus filed with the securities regulatory authorities in Ontario, British Columbia and Alberta, in connection with the Offering. The Company also previously announced that it has received conditional approval from the Canadian Securities Exchange (the “CSE”) to list its Common Shares on the CSE, subject to fulfilling customary CSE requirements. With the completion of the Offering, the Company expects to commence trading on the CSE under the symbol “SUNN” on March 2, 2023.

The Offering was made only pursuant to the Final Prospectus. The Final Prospectus contains important detailed information about the Offering. A copy of the Final Prospectus may be obtained from the Agent by contacting Savio Chiu at schiu@researchcapital.com and is available under the Company’s profile on SEDAR at www.sedar.com. Investors should read the Final Prospectus before making an investment decision.

ABOUT SOLARBANK CORPORATION

SolarBank Corporation is an independent renewable and clean energy project developer focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@abundantsolarenergy.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s proposed use of proceeds of the Offering, the CSE listing and the timing thereof. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, failure to complete the Offering, the impact and progression of the COVID-19 pandemic and other factors set forth under “Forward-Looking Statements” and “Risk Factors” in the Final Prospectus. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities referred to herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, persons within the United States absent registration or available exemptions from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. ‘United States’ are as defined in Regulation S under the U.S. Securities Act.